November 6, 2014

RE: Amended offer for your Cole Corporate Income Trust, Inc. shares.

Dear Fellow Shareholder,

In light of recent developments at the advisor of Cole Corporate Income Trust (“CCIT”), and the advisor’s parent company, we have decided to amend our offer by lowering the price at which we are willing to purchase shares of CCIT to $7.00 per Share.  You may be aware that CCIT’s advisor, Cole Capital Advisors, was purchased by American Realty Capital Properties (ARCP), which had agreed to sell the advisor to an affiliate, RCS Capital Corp.   RCS Capital has terminated the agreement to buy Cole Capital Advisors because ARCP has recently restated its earnings due to an accounting error that it states was intentionally concealed. As a result, ARCP has become the subject of SEC and FBI investigations.   We have no way of knowing if those issues affect Cole Capital Advisors or Cole Corporate Income Trust in any way, and we are not implying that they do.  But we believe the uncertainties and risks related to an investment in CCIT and the potential merger with SIR (see below) are higher which has lead us to the decision to lower our offering price.  CMG is now offering to purchase up to 2,000,000 shares of CCIT and will pay you $7.00 per Share in cash. Please note: our offer expires on December 12, 2014, and if you wish to accept it, you need to return the enclosed acceptance form to your broker or let your brokerage firm know you wish to participate prior to that date.

CCIT has suspended its share redemption program and is not listed on any exchange, so if you want or need your cash, this offer provides you with the ability to sell your Shares. You may also be able to sell your shares now in auctions, possibly at higher prices.  However, auction trades in the shares have been extremely limited.  Moreover, auction trades are reduced by steep commissions and various fees, often amounting to 10% or more of the transaction amount, and take 3 months on average to complete in our experience.  By contrast, because our price is not reduced by any commissions or fees, the proceeds you would receive from our offer could exceed the net proceeds of an auction trade, even if the auction trade was completed at a higher price. If you accept our cash offer, you can lock in your price and get your cash promptly.

As you may know, CCIT has announced that it has entered into an agreement and plan of merger with Select Income REIT (“SIR”) such that each Share would be exchanged for $10.50 per Share in cash (the “Cash Consideration”) or converted into the right to receive .36 common shares of SIR (the “Share Consideration”) subject to the limitation that neither the cash nor the stock consideration will exceed 60% of the total. Thus, investors will be issued a combination of cash and SIR shares if CCIT investors elect a cash option for an aggregate quantity of shares that exceeds 60% of CCIT’s outstanding shares. Because the stock price of SIR has declined roughly 16% since the merger announcement, the Share Consideration has in turn declined.  As such, unless SIR’s trading price increases, it appears more likely that shareholders would opt for a cash option.  In this case, since the available Cash Consideration is limited to 60% of the total consideration, it would seem likely that the ultimate consideration would be closer to 60% cash and 40% SIR stock.  If the merger were to happen as of November 4, 2014, the total value of such consideration would be approximately $9.79 per share. Despite the foregoing, there can be no certainty as to the actual present value of the Shares as neither CCIT nor Select Income REIT stockholders have approved the merger.  We have no information as to whether or not this merger agreement will be affected by the upheaval at the parent of CCIT’s advisor.

If you wish to accept our cash offer, complete the cover page acceptance form from your brokerage firm that accompanied this letter, letting your broker know you wish to sell your Shares.  You will receive your proceeds promptly after the Expiration Date.  There are no financing contingencies with this offer. Please carefully read the Agreement of Assignment and Transfer, as well as the Offer available at our website (www.cmginvestments.com/colecorporate.pdf), at the SEC’s EDGAR website, and for free by calling the number below. If you have any questions, please call us at (425) 376-0693.

Very Truly Yours,

CMG Partners, LLC

P.S.  You must complete and return to your broker the acceptance form provided by them no later than the deadline indicated if you wish to take advantage of this offer.

There is limited trading of CCIT in the auction market.  Two independent publications, the Direct Investment Spectrum and the Stanger Report reported no trading prices on secondary markets in the most recent issues (Jul/Aug 2014 and Summer 2014, respectively). CCIT’s share repurchase program had last been repurchasing shares at $9.68 per share—which exceeds our offer price.  However, as noted, this program has been suspended since August 20, 2014, and will be until further notice. CCIT has announced a NAV of $10.00 per Share as of December 31, 2013, though that is an estimate based on a hypothetical liquidation of the REIT’s assets, and there is no current means for shareholders to sell at that price.  The proposed merger, if completed, could also result in consideration in excess of our offer price (see above).

Should you choose to accept our offer, simply complete and sign the form provided by your brokerage firm that accompanied this letter and return it to your broker. You will receive your proceeds via wire transfer promptly following the transfer of Shares.

CMG is not affiliated with CCIT or its management, and is seeking to acquire Shares for investment purposes only. CMG may choose to resell some or all of the Shares it receives in this Offer to another party.  This offer is limited to our purchasing an aggregate of 2,000,000 Shares, or 1.01% of the total shares outstanding, and will expire at 5:00 P.M. PST on December 12, 2014.

Shortly, you should receive a letter from CCIT regarding our offer, which you may wish to consider prior to making a decision about selling your shares.  More information about the company is available from CCIT or on the SEC’s EDGAR website.   CMG retains the right to amend this offer at any time, and it is subject to the terms of the Offer. As with any transaction involving your investment, there are risks associated with accepting our offer, including, but not limited to, the following:

•           Our offer price was determined by applying an approximate 28% discount to our estimate of the potential merger consideration based on SIR’s closing stock price on November 4, which was $24.24. In our experience, this represents a valuation discount common in illiquid securities transactions. Whether or not our determination of the offer price is reasonable, we believe that the company’s shares are worth more than our offer price, though we are not qualified real estate appraisers. Our offer may not represent a fair assessment of the shares’ potential value if a liquidation of the company’s assets, or the proposed merger were to occur.

•           Any and all dividends paid or payable to you by the company on or after December 12, 2014, will belong to CMG. To the extent you receive and retain dividends after that date, the same amount would be deducted from your sale proceeds.  If you participate in the dividend reinvestment program, then any Shares purchased after the date of this Offer will be sold to us if you indicate that you wish to sell “All” your Shares; further, the sale proceeds for your Shares will be reduced by the amount of such dividends as if you had received them.

•           Shareholders who tender their shares may withdraw their election to tender until the offer’s Expiration Date, December 12, 2014.  After that date, the sale to CMG is irrevocable and the tender of shares cannot then be cancelled for any reason.  As such, after that date, shareholders would not be able to obtain a higher value by selling the shares by other means, retain the shares, or receive other benefits or consideration for the shares.